Exhibit 99.1

NEWS RELEASE

Toronto, August 7, 2019

(in U.S. dollars unless otherwise noted)

Franco-Nevada Reports Strong Q2 Results

Cobre Panama first deliveries received subsequent to quarter end

“Franco-Nevada had a strong second quarter and a record first half of the year in terms of revenue, EBITDA and net income” stated David Harquail, CEO.  “Subsequent to quarter end, we started to receive our first gold and silver stream ounces from Cobre Panama.  The project is ramping up well and we have increased our expectations from Cobre Panama this year.  As a result, we expect GEOs delivered to be towards the upper end of our previously announced guidance.  In early July, we added to our energy interests with the purchase of a 1% royalty in the Marcellus.  This is immediately accretive to our energy revenues and our energy revenue guidance for the year has also been increased.  Franco-Nevada expects to have a strong second half with a growing revenue outlook over the next five years.”

Q2/2019 Financial Highlights

•	107,774 Gold Equivalent Ounces (“GEOs”) sold
•	$170.5 million in revenue
•	$64.0 million of Net Income and Adjusted Net Income, or $0.34 per share
•	$25.6 million in Cash Costs, or $238 per GEO
•	$137.9 million of Adjusted EBITDA, or $0.74 per share

Revenue and GEOs by Asset Categories
	Q2/2019		Q2/2018
	GEOs	Revenue	GEOs	Revenue
	#	(in millions)	#	(in millions)
Gold	80,606	$ 105.9	83,870	$ 108.6
Silver	12,278	16.6	14,147	18.1
PGMs	10,540	14.7	7,546	9.6
Other Mining Assets	4,350	5.7	1,770	2.3
Mining	107,774	$ 142.9	107,333	$ 138.6
Energy	—	27.6	—	22.7
	107,774	$ 170.5	107,333	$ 161.3

For Q2/2019, revenue was sourced  83.8%  from gold and gold equivalents (62.2% gold, 9.7% silver, 8.6% PGM and 3.3% other mining assets) and 16.2% from energy (oil, gas and NGLs). The portfolio is actively managed to maintain a focus on precious metals (gold, silver and PGM) with a target of no more than 20% from energy.  Geographically, revenue was sourced 80.1% from the Americas  (35.7% Latin America, 21.1% U.S. and 23.3% Canada).

Corporate Updates

•

Marcellus:    On July 22, 2019, Franco-Nevada acquired from Range Resources Corporation a 1% overriding royalty interest on approximately 350,000 acres in the Marcellus for a gross purchase price of $300 million. The royalty applies to existing production and future development from the Marcellus formation as well as future potential development from the Utica and Upper Devonian formations.

Since the effective date of March 1, 2019 and the closing date, the royalty has generated approximately $9 million in revenue, with roughly half of the revenue generated from natural gas liquids and condensate. At current commodity prices, revenue for 2020 is expected to be approximately $25 million growing to approximately $30 million per annum in five years.

•

2019 Guidance:    Based on the strong results year to date and the increase in expected deliveries from Cobre Panama, Franco-Nevada now expects 2019 GEO deliveries to be at the higher end of the previously announced guidance range of 465,000 to 500,000 GEOs.  To reflect the addition of the Marcellus royalty and continued strong performance of the energy assets, Franco-Nevada now expects to generate $100 to $115 million in revenue from the energy portfolio for 2019 versus $70 to $85 million previously.  This guidance assumes a WTI oil price of $55 per barrel and a Henry Hub natural gas price of $2.40 per mcf for the remainder of 2019.

•

At-the-Market Equity Program:  Franco-Nevada has established an at-the-market program (the “ATM Program”) that allows the Corporation to issue up to $200 million worth of common shares from treasury to the public from time to time at the prevailing market price through the Toronto Stock Exchange, the New York Stock Exchange or any other marketplace on which the common shares are listed, quoted or otherwise trade. The volume and timing of distributions under the ATM Program, if any, will be determined at the Corporation’s sole discretion, subject to applicable regulatory limitations. The ATM Program will be effective until July 18, 2020, unless terminated prior to such date by the Corporation.

Q2/2019 Portfolio Updates

•	Gold Equivalent Ounces:
•

GEOs sold for the quarter were 107,774, essentially unchanged from the 107,333 sold in Q2/2018.  Candelaria, Stillwater, Goldstrike, Brucejack, Tasiast and Subika had higher deliveries year-over-year which were largely offset by lower contributions from Guadalupe-Palmarejo, Antapaccay, Antamina, FireCreek/Midas and Bald Mountain.

Latin America:

•

Cobre Panama (gold and silver stream)  – Franco-Nevada received its first gold and silver stream ounces in early July, subsequent to quarter end.  Deliveries are expected to ramp-up and be the major growth driver for the second half of the year.  First Quantum reiterated its guidance of 140,000 – 175,000 tonnes of copper for 2019.

•

Candelaria (gold and silver stream) – GEOs earned from Candelaria in the quarter were higher year-over-year.  Production is expected to be higher in the second half as ore is sourced directly from the open pit and less from the low grade stockpile as well as the continued development of the Candelaria Underground South Sector.

•

Guadalupe-Palmarejo (50% gold stream) – GEOs sold in Q2/2019 were down year-over-year as less mining occurred on Franco-Nevada stream lands. Development at the La Nación deposit, located between the Independencia and Guadalupe mines and predominantly on stream lands, remains on schedule with production expected in the second half of 2019.

•	Antapaccay (gold and silver stream) – GEOs from Antapaccay were lower year-over-year as expected from the life of mine plan. Timing of deliveries also negatively impacted sales for the quarter.
•	Antamina (22.5% silver stream) – GEOs earned from Antamina were lower year-over-year as expected from the life of mine plan.
•

Cerro Moro (2% royalty) – Cerro Moro deliveries increased in Q2/2019 as only a partial quarter’s deliveries  were received in Q2/2018.  Cerro Moro continues to pursue an aggressive drill program in 2019 to delineate near-mine targets in order to extend the mine life.

U.S.:

•

Stillwater (5% royalty) – Stillwater benefitted from a strong quarter as volumes increased due to the continued ramp-up of the Blitz project as well as higher palladium prices.  The Blitz project is anticipated to increase total PGM production from Stillwater to approximately 850,000 ounces per year by late 2021 or early 2022.

•

Bald Mountain (0.875-5% royalty) – Bald Mountain revenue was down significantly year-over-year as mining transitioned away from royalty ground and production decreased as expected from an exceptionally strong 2018.

•

Goldstrike (2-4% royalty & 2.4-6% NPI); Gold Quarry (7.29% royalty)  – Barrick and Newmont’s joint venture in Nevada may reprioritize ore sources to various processing plants.  Synergies could positively impact the NPI at Goldstrike.

•

Fire Creek/Midas (2.5% royalty);  Hollister (3-5% royalty) – The fixed delivery requirement for Fire Creek/Midas was met in 2018.  Hecla announced in June 2019 an updated plan for its Nevada operations which includes mining the currently developed portion of Fire Creek, mining at Midas for the balance of the year and shutting down the Hollister mine.  Exploration will continue on the Hatter Graben deposit at Hollister but at a reduced rate.

•

Rosemont (1.5% royalty) – Hudbay announced in March 2019 the receipt of the final key federal permit allowing the company to advance Rosemont towards construction.  In August 2019, the U.S. District Court of Arizona overturned the issuance of the Final Record of Decision from 2017 and as a result, Hudbay may not proceed with construction at this time.  Hudbay stated that it intends to appeal the decision.  Franco-Nevada’s royalty is on all metals produced.

•

South Arturo (4-9% royalty) – Joint venture operators Barrick and Premier Gold continue to advance the construction of the El Nino underground and Phase 1 open pit.  A small amount of production is expected in 2019 with more meaningful production expected in 2020.

Canada:

•

Brucejack (1.2% royalty) – The mine passed the 503,386 gold ounce production threshold in December 2018 which triggered the start of royalty payments to Franco-Nevada.  Pretium provided an updated mine plan for the Brucejack operation in April 2019.  The updated plan assumes average annual production of over 525,000 ounces of gold over the first 10 years and over 440,000 ounces of gold per year over the 14-year mine life.

•

Sudbury (50% precious metals stream) – KGHM announced that it has resumed mining the PM zone at the McCreedy mine which contains higher grade precious metal ore.  As part of the revised arrangements with KGHM, Franco-Nevada agreed to increase its ongoing cost to $800 per GEO delivered from McCreedy until December 31, 2021.  The increase in deliveries from McCreedy will be partially offset going forward as the Levack mine has been placed on care and maintenance.

•

Musselwhite (5% NPI) – An underground fire at the end of March 2019 caused the operation to be suspended.  Newmont Goldcorp, the new operator, expects the mine to resume full operations in mid-2020.    The focus for the remainder of the year will be on replacing the conveyor system and to progress development work.

•

Canadian Malartic (1.5%  royalty) – Exploration programs continue to evaluate several deposits to the east of the Canadian Malartic open pit which have the potential to provide new sources of ore for the Canadian Malartic mill.  These are mostly underground zones, some of which are partially covered by our royalty.

•

Kirkland Lake (1.5-5.5% royalty & 20% NPI)  – Kirkland Lake continues to advance the construction of the #4 Shaft at the Macassa mine.  Kirkland Lake has a goal of increasing production at Macassa to over 400,000 ounces per year over the next 5 to 7 years.  Underground drilling continues to expand the South Mine Complex.

•	Golden Highway (0.25–10% royalty) – Franco-Nevada and Kirkland Lake amended the royalty agreement on the Holloway property to a fixed 3% NSR versus the previous sliding scale royalty.

Rest of World:

•

Subika (2% royalty) – Newmont declared commercial production at the Subika Underground in Q4/2018.  The second major project, the Ahafo Mill expansion, is expected to have first production in Q3/2019 and achieve commercial production by Q4/2019, a slight delay from previous estimates.

•

Tasiast (2% royalty) – The Phase One (12,000 tpd) expansion is complete.  Phase Two activities are paused as Kinross continues to analyze expansion options and engage in discussions with the Government of Mauritania.

•	Duketon (2% royalty) – Regis Resources commenced underground development below the current Rosemont open pit and delineated a maiden mineral reserve for this additional deposit of 123,000 ounces.
•

Ity (1–1.5% royalty)  – Franco-Nevada has a 1.5% royalty on the project until 35 tonnes of gold are produced.  With Endeavour’s increased production forecast for 2019, this threshold may be met by the end of the year.

•	Energy:
•

Revenue from the energy assets increased to $27.6 million in Q2/2019 compared to $22.7 million in Q2/2018,  reflecting contributions from new investments in the SCOOP/STACK by the Royalty Acquisition Venture with Continental but offset by lower commodity prices versus the same period a year ago.

U.S.:

•

SCOOP/STACK (Continental) (Royalty Acquisition Venture)  –The Royalty Acquisition Venture is having good success acquiring additional royalties.    In Q2/2019, Franco-Nevada contributed $35.1 million to the Royalty Acquisition Venture and its remaining commitment over the next three years is $171.7 million. Revenue in  Q2/2019 totalled $5.0 million.

•

SCOOP/STACK (Other) (various royalty rates) – These assets generated $1.9 million in revenue in Q2/2019 versus $3.3 million in Q2/2018. Payment for a number of new wells was received after quarter-end which will contribute to revenue in Q3/2019.

•

Permian Basin (various royalty rates) – Franco-Nevada’s interests in the Permian Basin earned revenue of $4.9 million in Q2/2019 versus $6.2 million in Q2/2018, reflecting a natural decline in some high-royalty interest wells that had come online in the same period last year as well as a decrease in realized gas prices as a result of transportation bottlenecks out of the basin.

Canada:

•

Weyburn (NRI, ORR, WI)  – Weyburn contributed $10.5 million in revenue in Q2/2019 versus $10.2 million in Q2/2018.    Revenues and production in the quarter were generally in-line with the same period in 2018.

•

Orion (4% GORR) – Orion generated  $3.2 million in revenue in Q2/2019 versus $0.9 million in Q2/2018.  Revenues were significantly higher as a result of increased production volumes from the asset and a recovery in price differentials for heavy oil resulting from government-mandated volume curtailments.

Dividend Declaration

Franco-Nevada is pleased to announce that its board of directors has declared a quarterly dividend of $0.25 per share.  The dividend will be paid on September 26, 2019 to shareholders of record on September 12, 2019 (the “Record Date”).  The Canadian dollar equivalent is to be determined based on the daily average rate posted by the Bank of Canada on the Record Date.  Under Canadian tax legislation, Canadian resident individuals who receive “eligible dividends” are entitled to an enhanced gross-up and dividend tax credit on such dividends.

The Company has a Dividend Reinvestment Plan (the “DRIP”). Participation in the DRIP is optional. The Company will issue additional common shares through treasury at a 3% discount to the Average Market Price, as defined in the DRIP. However, the Company may, from time to time, in its discretion, change or eliminate the discount applicable to treasury acquisitions or direct that such common shares be purchased in market acquisitions at the prevailing market price, any of which would be publicly announced. The DRIP and enrollment forms are available on the Company’s website at www.franco-nevada.com. Canadian and U.S. registered shareholders may also enroll in the DRIP online through the plan agent’s self-service web portal at www.investorcentre.com/franco-nevada. Canadian and U.S. beneficial shareholders should contact their financial intermediary to arrange enrollment.  In 2018, the Company amended and restated the DRIP to allow for certain non-Canadian and non-U.S. shareholders to participate in the DRIP, subject to the satisfaction of certain conditions.  Non-Canadian and non-U.S. shareholders should contact the Company to determine whether they satisfy the necessary conditions to participate in the DRIP.

This press release is not an offer to sell or a solicitation of an offer of securities. A registration statement relating to the DRIP has been filed with the U.S. Securities and Exchange Commission and may be obtained under the Company’s profile on the U.S. Securities and Exchange Commission’s website at www.sec.gov.

Shareholder Information

The complete Consolidated Interim Financial Statements and Management’s Discussion and Analysis can be found today on Franco‑Nevada’s website at www.franco-nevada.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Management will host a conference call tomorrow, Thursday,  August 8, 2019 at 10:00 a.m. Eastern Time to review Franco‑Nevada’s Q2/2019 results.

Interested investors are invited to participate as follows:

•	Via Conference Call: Toll-Free: (888) 390-0546; International: (416) 764-8688
•	Conference Call Replay until Aug 15: Toll-Free (888) 390-0541; International (416) 764-8677; Code 868627#
•	Webcast: A live audio webcast will be accessible at www.franco-nevada.com

Corporate Summary

Franco-Nevada Corporation is the leading gold-focused royalty and stream company with the largest and most diversified portfolio of cash-flow producing assets.  Its business model provides investors with gold price and exploration optionality while limiting exposure to many of the risks of operating companies.  Franco-Nevada has a strong balance sheet and uses its free cash flow to expand its portfolio and pay dividends.  It trades under the symbol FNV on both the Toronto and New York stock exchanges.  Franco-Nevada is the gold investment that works.

For more information, please go to our website at www.franco-nevada.com or contact:

Stefan Axell	Sandip Rana
Director, Corporate Affairs	Chief Financial Officer
(416) 306-6328	(416) 306-6303
info@franco-nevada.com

Forward Looking Statements

This press release contains “forward looking information” and “forward looking statements” within the meaning of applicable Canadian securities laws and the United States Private Securities Litigation Reform Act of 1995, respectively, which may include, but are not limited to, statements with respect to future events or future performance, management’s expectations regarding Franco-Nevada’s growth, results of operations, estimated future revenues, carrying value of assets, future dividends and requirements for additional capital, mineral reserve and mineral resource estimates, production estimates, production costs and revenue, future demand for and prices of commodities, expected mining sequences, business prospects and opportunities, audits being conducted by the Canada Revenue Agency and available remedies, the remedies relating to and consequences of the ruling of the Supreme Court of Panama in relation to the Cobre Panama project, the aggregate value of Common Shares which may be issued pursuant to the ATM Program and the Corporation’s expected use of the net proceeds of the ATM Program, if any. In addition, statements (including data in tables) relating to reserves and resources and gold equivalent ounces (“GEOs”) are forward looking statements, as they involve implied assessment, based on certain estimates and assumptions, and no assurance can be given that the estimates and assumptions are accurate and that such reserves and resources and GEOs will be realized. Such forward looking statements reflect management’s current beliefs and are based on information currently available to management. Often, but not always, forward looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budgets”, “scheduled”, “estimates”, “forecasts”, “predicts”, “projects”, “intends”, “targets”, “aims”, “anticipates” or “believes” or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. Forward looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Franco-Nevada to be materially different from any future results, performance or achievements expressed or implied by the forward looking statements. A number of factors could cause actual events or results to differ materially from any forward looking statement, including, without limitation: fluctuations in the prices of the primary commodities that drive royalty and stream revenue (gold, platinum group metals, copper, nickel, uranium, silver, iron-ore and oil and gas); fluctuations in the value of the Canadian and Australian dollar, Mexican peso, and any other currency in which revenue is generated, relative to the U.S. dollar; changes in national and local government legislation, including permitting and licensing regimes and taxation policies and the enforcement thereof; regulatory, political or economic developments in any of the countries where properties in which Franco-Nevada holds a royalty, stream or other interest are located or through which they are held; risks related to the operators of the properties in which Franco-Nevada holds a royalty, stream or other interest, including changes in the ownership and control of such operators; influence of macroeconomic developments; business opportunities that become available to, or are pursued by Franco-Nevada; reduced access to debt and equity capital; litigation; title, permit or license disputes related to interests on any of the properties in which Franco-Nevada holds a royalty, stream or other interest; whether or not the Corporation is determined to have “passive foreign investment company” (“PFIC”) status as defined in Section 1297 of the United States Internal Revenue Code of 1986, as amended; potential changes in Canadian tax treatment of offshore streams; excessive cost escalation as well as development, permitting, infrastructure, operating or technical difficulties on any of the properties in which Franco-Nevada holds a royalty, stream or other interest; access to sufficient pipeline capacity; actual mineral content may differ from the reserves and resources contained in technical reports; rate and timing of production differences from resource estimates, other technical reports and mine plans; risks and hazards associated with the business of development and mining on any of the properties in which Franco-Nevada holds a royalty, stream or other interest, including, but not limited to unusual or unexpected geological and metallurgical conditions, slope failures or cave-ins, flooding and other natural disasters, terrorism, civil unrest or an outbreak of contagious diseases; and the integration of acquired assets. The forward looking statements contained in this press release are based upon assumptions management believes to be reasonable, including, without limitation: the ongoing operation of the properties in which Franco-Nevada holds a royalty, stream or other interest by the owners or operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the owners or operators of such underlying properties; no material adverse change in the market price of the commodities that underlie the asset portfolio; the Corporation’s ongoing income and assets relating to determination of its PFIC status; no material changes to existing tax treatment; no adverse development in respect of any significant property in which Franco-Nevada holds a royalty, stream or other interest; the accuracy of publicly disclosed expectations for the development of underlying properties that are not yet in production; integration of acquired assets; the expected application of tax laws and regulations by taxation authorities; the expected assessment and outcome of any audit by any taxation authority; and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended. However, there can be no assurance that forward looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Investors are cautioned that forward looking statements are not guarantees of future performance. Franco-Nevada cannot assure investors that actual results will be consistent with these forward looking statements and investors should not place undue reliance on forward looking statements due to the inherent uncertainty therein. For additional information with respect to risks, uncertainties and assumptions, please refer to the “Risk Factors” section of Franco-Nevada’s most recent Annual Information Form filed with the Canadian securities regulatory authorities on www.sedar.com and Franco-Nevada’s most recent Annual Report filed on Form 40-F filed with the SEC on www.sec.gov. The forward looking statements herein are made as of the date of this press release only and Franco-Nevada does not assume any obligation to update or revise them to reflect new information, estimates or opinions, future events or results or otherwise, except as required by applicable law.

NON-IFRS MEASURES:  Cash Costs, Adjusted EBITDA, and Adjusted Net Income are intended to provide additional information only and do not have any standardized meaning prescribed under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.  These measures are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS.  Other companies may calculate these measures differently. For a reconciliation of these measures to various IFRS measures, please see below or the Company’s current MD&A disclosure found on the Company’s website, on SEDAR and on EDGAR. Comparative information has been recalculated to conform to current presentation.

1

GEOs include our gold, silver, platinum, palladium and other mining assets. GEOs are estimated on a gross basis for NSR royalties and, in the case of stream ounces, before the payment of the per ounce contractual price paid by the Company. For NPI royalties, GEOs are calculated taking into account the NPI economics. Platinum, palladium, silver and other minerals are converted to GEOs by dividing associated revenue, which includes settlement adjustments, by the relevant gold price. The gold price used in the computation of GEOs earned from a particular asset varies depending on the royalty or stream agreement, which may make reference to the market price realized by the operator, or the average for the month, quarter, or year in which the mineral was produced or sold. For Q2/2019, the average commodity prices were as follows: $1,310 gold (Q2/2018 - $1,306), $14.89 silver (Q2/2018 - $16.57), $842 platinum (Q2/2018 - $904) and $1,388 palladium (Q2/2018 - $979). For H1/2019, the average commodity prices were as follows: $1,307 gold  (H1/2018 - $1,318), $15.23 silver (H1/2018 - $16.65), $833 platinum (H1/2018 - $941) and $1,435 palladium  (H1/2018 - $1,008).

2

Cash Costs attributable to GEO production and Cash Costs per GEO are non-IFRS financial measures. Cash Costs attributable to GEO production is calculated by starting with total costs of sales and excluding depletion and depreciation, costs not attributable to GEO production such as our Energy operating costs, and other non-cash costs of sales such as costs related to our prepaid gold purchase agreement. Cash Costs is then divided by GEOs sold, excluding prepaid ounces, to arrive at Cash Costs per GEO.

3

Adjusted EBITDA and Adjusted EBITDA per share are non-IFRS financial measures, which exclude the following from net income and earnings per share (“EPS”): income tax expense/recovery; finance expenses; finance income; depletion and depreciation; non-cash costs of sales; impairment charges related to royalty, stream and working interests and investments; gains/losses on sale of royalty interests; gains/losses on investments; and foreign exchange gains/losses and other income/expenses.

4

Adjusted Net Income and Adjusted Net Income per share are non-IFRS financial measures, which exclude the following from net income and EPS: foreign exchange gains/losses and other income/expenses; impairment charges related to royalty, stream and working interests and investments; gains/losses on sale of royalty interests;  gains/losses on investments; unusual non-recurring items; and the impact of income taxes on these items.

Reconciliation to IFRS measures:

	For the three months ended		For the six months ended
	June 30,		June 30,
(expressed in millions, except per GEO amounts)	2019	2018	2019	2018
Total costs of sales	$86.3	$89.4	$179.6	$180.2
Depletion and depreciation	(58.9)	(59.6)	(119.8)	(120.2)
Energy operating costs	(1.8)	(1.5)	(3.2)	(2.5)
Non-cash costs of sales	—	(1.8)	—	(3.7)
Cash Costs attributable to GEO production	$25.6	$26.5	$56.6	$53.8
GEOs, excluding prepaid ounces	107,774	105,333	229,823	218,837
Cash Costs per GEO	$238	$252	$246	$246

	For the three months ended		For the six months ended
	June 30,		June 30,
(expressed in millions, except per share amounts)	2019	2018	2019	2018
Net Income	$64.0	$53.6	$129.2	$118.2
Income tax expense	13.7	11.1	26.7	24.6
Finance expenses	2.5	0.8	5.0	1.7
Finance income	(1.2)	(0.7)	(1.9)	(1.7)
Depletion and depreciation	58.9	59.6	119.8	120.2
Non-cash costs of sales	—	1.8	—	3.7
Foreign exchange (gains)/losses and other (income)/expenses	—	0.1	—	(0.5)
Adjusted EBITDA	$137.9	$126.3	$278.8	$266.2
Basic weighted average shares outstanding	187.2	186.0	187.1	186.0
Adjusted EBITDA per share	$0.74	$0.68	$1.49	$1.43

	For the three months ended		For the six months ended
	June 30,		June 30,
(expressed in millions, except per share amounts)	2019	2018	2019	2018
Net Income	$64.0	$53.6	$129.2	$118.2
Foreign exchange (gains)/losses and other (income)/expenses	—	0.1	—	(0.5)
Tax effect of adjustments	—	—	—	(0.1)
Adjusted Net Income	$64.0	$53.7	$129.2	$117.6
Basic weighted average shares outstanding	187.2	186.0	187.1	186.0
Adjusted Net Income per share	$0.34	$0.29	$0.69	$0.63

FRANCO-NEVADA CORPORATION

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(unaudited, in millions of U.S. dollars)

	At June 30,	At December 31,
	2019	2018
ASSETS
Cash and cash equivalents (Note 4)	$398.9	$69.7
Receivables	70.8	75.5
Investments (Note 5)	33.4	—
Prepaid expenses and other (Note 6)	37.1	33.3
Current assets	$540.2	$178.5

Royalty, stream and working interests, net (Note 7)	$4,595.8	$4,555.6
Long-term investments (Note 5)	192.8	169.7
Deferred income tax assets	16.9	17.3
Other assets (Note 8)	13.0	10.7
Total assets	$5,358.7	$4,931.8

LIABILITIES
Accounts payable and accrued liabilities	$39.1	$23.6
Debt (Note 9)	160.0	—
Current income tax liabilities	2.9	1.4
Current liabilities	$202.0	$25.0

Lease liabilities	$2.8	$—
Long-term debt (Note 9)	272.2	207.6
Deferred income tax liabilities	81.4	67.3
Total liabilities	$558.4	$299.9

SHAREHOLDERS’ EQUITY (Note 15)
Share capital	$5,210.9	$5,158.3
Contributed surplus	17.8	15.6
Deficit	(286.1)	(321.7)
Accumulated other comprehensive loss	(142.2)	(220.3)
Total shareholders’ equity	$4,800.4	4,631.9
Total liabilities and shareholders’ equity	$5,358.8	$4,931.8

Contingencies (Note 19)
Subsequent events (Note 20)

The accompanying notes are an integral part of these consolidated financial statements and can be found in our Q2/2019 Report available on our website

FRANCO-NEVADA CORPORATION

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(unaudited, in millions of U.S. dollars, except per share amounts)

	For the three months ended		For the six months ended
	June 30,		June 30,
	2019	2018	2019	2018
Revenue (Note 10)	$170.5	$161.3	$350.3	$334.4

Costs of sales
Costs of sales (Note 11)	$27.4	29.8	$59.8	$60.0
Depletion and depreciation	58.9	59.6	119.8	120.2
Total costs of sales	$86.3	89.4	$179.6	$180.2
Gross profit	$84.2	71.9	$170.7	$154.2

Other operating expenses (income)
General and administrative expenses	$5.6	7.0	$12.5	$12.2
Gain on sale of gold bullion	(0.4)	—	(0.8)	(0.3)
Total other operating expenses (income)	$5.2	7.0	$11.7	$11.9
Operating income	$79.0	64.9	$159.0	$142.3
Foreign exchange gain and other income (expenses)	$—	(0.1)	$—	$0.5
Income before finance items and income taxes	$79.0	64.8	$159.0	$142.8

Finance items (Note 13)
Finance income	$1.2	0.7	$1.9	$1.7
Finance expenses	(2.5)	(0.8)	(5.0)	(1.7)
Net income before income taxes	$77.7	64.7	$155.9	$142.8

Income tax expense (Note 14)	13.7	11.1	26.7	24.6
Net income	$64.0	$53.6	$129.2	$118.2

Earnings per share (Note 16)
Basic	$0.34	$0.29	$0.69	$0.64
Diluted	$0.34	$0.29	$0.69	$0.63
Weighted average number of shares outstanding (Note 16)
Basic	187.2	186.0	187.1	186.0
Diluted	187.5	186.3	187.4	186.3

Other comprehensive income (loss)

Items that may be reclassified subsequently to profit and loss:
Currency translation adjustment	$14.1	(17.3)	$28.1	$(40.5)

Items that will not be reclassified subsequently to profit and loss:
Changes in the fair value of equity investments at fair value through
other comprehensive income ("FVTOCI"), net of income tax (Note 5)	24.8	10.4	47.7	(15.3)
Other comprehensive income (loss)	$38.9	(6.9)	$75.8	$(55.8)

Comprehensive income	$102.9	$46.7	$205.0	$62.4

The accompanying notes are an integral part of these consolidated financial statements and can be found in our Q2/2019 Report available on our website

FRANCO-NEVADA CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited, in millions of U.S. dollars)

	For the six months ended
	June 30,
	2019	2018
Cash flows from operating activities
Net income	$129.2	$118.2
Adjustments to reconcile net income to net cash provided by operating activities:
Depletion and depreciation	119.8	120.2
Non-cash costs of sales	—	3.7
Share-based payments	2.6	2.6
Unrealized foreign exchange gain	(0.1)	(0.1)
Deferred income tax expense	5.3	11.8
Other non-cash items	(1.9)	(0.6)
Acquisition of gold bullion	(15.6)	(13.3)
Proceeds from sale of gold bullion	17.9	6.3
Operating cash flows before changes in non-cash working capital	$257.2	$248.8
Changes in non-cash working capital:
Decrease in receivables	$4.7	$3.6
Increase in prepaid expenses and other	(5.4)	(2.5)
Increase (decrease) in current liabilities	6.2	(1.1)
Net cash provided by operating activities	$262.7	$248.8

Cash flows from investing activities
Acquisition of royalty, stream and working interests	$(95.6)	$(613.4)
Acquisition of energy well equipment	(0.5)	(0.6)
Proceeds from sale of investments	6.3	—
Net cash used in investing activities	$(89.8)	$(614.0)

Cash flows from financing activities
Proceeds from draw of term loan	$160.0	$—
Proceeds from draw of credit facilities	275.0	—
Repayment of credit facilities	(210.0)	—
Credit facility amendment costs	(0.8)	(0.5)
Payment of dividends	(70.0)	(70.6)
Proceeds from exercise of stock options	2.5	—
Net cash provided by (used in) financing activities	$156.7	$(71.1)
Effect of exchange rate changes on cash and cash equivalents	$(0.4)	$(2.7)
Net change in cash and cash equivalents	$329.2	$(439.0)
Cash and cash equivalents at beginning of period	$69.7	$511.1
Cash and cash equivalents at end of period	$398.9	$72.1

Supplemental cash flow information:
Cash paid for interest expense and loan standby fees	$4.4	$1.1
Income taxes paid	$25.1	$16.0

The accompanying notes are an integral part of these consolidated financial statements and can be found in our Q2/2019 Report available on our website